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LORUS THERAPEUTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON NOVEMBER 29, 2011

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	RESTRICTED	NON VOTE	FOR	AGAINST	WITHHELD
Election of Directors	13,322,277	0	23,510		303,914	99.82%	0.00%	0.18%
Appointment of Auditors	13,597,629	0	52,009		66	99.62%	0.00%	0.38%
Approval of Security Based Compensation Plans	13,311,829	33,960	0		303,915	99.75%	0.25%	0.00%
Approval of Amendment to the Terms of Certain Warrants	3,473,752 *	29,685	0	9,842,352	303,915	99.15%	0.85%	0.00%

* **Excluding 9,842,352 shares held by Insiders.**

TOTAL SHAREHOLDERS VOTED BY PROXY:	73
TOTAL SHARES ISSUED & OUTSTANDING:	21,168,746
TOTAL SHARES VOTED:	13,649,704
TOTAL % OF SHARES VOTED:	64.48%

PAUL ALLEN
SCRUTINEER

JAMIE BAJZIK
SCRUTINEER